UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

BIRKS & MAYORS INC.

1240 Square Phillips

Montreal, Quebec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Documents submitted herewith

LIST OF DOCUMENTS

1.	Press Release, dated November 14, 2005.

2.	Change to Birks & Mayors Inc. board committees.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.

Date: November 21, 2005	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Senior Vice President and Chief Financial Officer

Exhibit 1

Birks & Mayors Complete Merger

Montreal, Canada and Sunrise, Florida, November 14, 2005.

Birks & Mayors Inc. (“Birks”) (AMEX:BMJ) today announced that the stockholders of Mayor’s Jewelers, Inc. (“Mayors”) (AMEX: MYR) have approved the merger agreement between Henry Birks & Sons Inc. and Mayors and that the merger of the two companies has been completed. As a result, Mayors stock will cease trading on the American Stock Exchange. In connection with the transaction, Henry Birks & Sons Inc. has changed its name to Birks & Mayors Inc.

Dr. Lorenzo Rossi di Montelera, Chairman of the board of Birks also announced that four former members of the Mayors board, Emily Berlin, Elizabeth M. Eveillard, Massimo Ferragamo and Ann Spector Lieff, have joined the Birks board. In addition, Dr. Rossi announced that Alain Benedetti, FCA, Vice-Chair of the board of directors of The Canadian Institute of Chartered Accountants and formerly Vice-Chairman and Canadian-area Managing Partner of Ernst and Young LLP, has also joined the Birks board. Mr. Benedetti will serve as Chair of Birks Audit Committee. With the addition of the new board members, a majority of the members of the Birks board are independent.

Tom Andruskevich, Chief Executive Officer of Birks commented: “We are delighted to have completed the merger. We believe the transaction will allow us to create greater potential for short and long-term growth and shareholder value as we begin to fully integrate the two companies.”

Transaction Highlights

•	The name of the merged company is “Birks & Mayors Inc.”

•	Birks will begin trading on Tuesday, November 15 on the American Stock Exchange under the symbol BMJ.

•	Holders of Mayors common stock will receive 0.08695 Birks Class A Voting Shares for each share of Mayors common stock. Cash will be provided for fractional shares.

•	Birks has adopted new articles and bylaws that provide protections for minority shareholders.

•	Birks stores in Canada will continue to operate under the name Birks and the Mayors stores in Florida and Georgia will continue to operate under the name Mayors.

Persons who were registered stockholders of Mayors will receive a letter from SunTrust Bank, exchange agent in connection with the merger, with instructions regarding how they can receive their Birks Class A Voting Shares. Mayors stockholders that have questions regarding the share exchange may contact SunTrust Bank by telephone at (404) 588-7815.

About Birks & Mayors

Birks & Mayors is a leading North American luxury retailer, designer, manufacturer and wholesaler of fine jewelry, timepieces, sterling silverware and gifts. Birks & Mayors has 67 luxury jewelry stores, 39 stores operating under the Birks brand across Canada, and 28 stores operating under the Mayors brand in Florida and Atlanta, Georgia.

Cautionary Statement Concerning Forward-Looking Statements

Some of the statements contained in this press release, including those relating to Birks strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” or similar expressions, are forward-looking statements. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of Birks. These statements are not historical facts but instead represent only Birks expectations, estimates and projections regarding future events. Many factors could cause the actual results, performance or achievements of Birks to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: (1) future results of operations, liquidity and financial position; (2) fluctuation in the market price of Birks Class A voting shares; (3) difficulties in integrating the companies and in achieving anticipated cost savings; (4) difficulties in implementing Birks business strategy, including with respect to the merger; (5) current or future litigation or regulatory action, including successful resolution of the SEC inquiry; (6) fluctuation in interest rates, exchange rates and prices of commodities; (7) changes in the competitive landscape; (8) Birks ability to effectively source and manufacture merchandise for its stores; (9) interruption in the supply chain; (10) relationships with Birks vendors; (11) protection of intellectual property; (12) ability to properly manage inventory; (13) ability to renew leases; (14) ability to withstand seasonal fluctuations; (15) ability to effectively identify and remedy deficiencies in Birks internal control over financial reporting; (16) the impact of adverse economic conditions and future catastrophic events; (17) Birks ability to attract and retain key personnel; and (18) the success of Birks marketing initiatives. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The forward-looking statements contained in this press release are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. The future results and stockholder values of Birks may differ materially from those expressed in the forward-looking statements contained in this press release due to, among other factors, the matters set forth under “Risk Factors” set forth in the proxy statement/prospectus contained in Birks registration statement of Form F-4 filed with the Securities and Exchange Commission (File No. 333-126936). Birks undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, except as required by law.

Contact:

Birks & Mayors Inc.

Michael Rabinovitch, 954-846-2853

mrabinovitch@mayors.com

www.mayors.com

Source: Birks & Mayors Inc.

Exhibit 2

Birks & Mayors Inc. Notification of Change to Board Committees

As a result of the merger between Henry Birks & Sons Inc. and Mayor’s Jewelers, Inc., which took place on November 14, 2005, a change in the composition of the audit committee, the human relations committee, and the executive committee and the creation of three (3) new board committees has been approved by the board of directors of Birks & Mayors Inc. (“Birks”). Prior to the consummation of the merger, the audit committee was comprised of Shirley A. Dawe, Peter R. O’Brien, and Filippo Recami, the human relations committee was comprised of Shirley A. Dawe and Peter O’Brien, and the executive committee was comprised of Thomas A. Andruskevich, Dr. Lorenzo Rossi di Montelera, and Filippo Recami. The audit committee is now comprised of Alain Benedetti (Chair), Elizabeth M. Eveillard, and Ann Spector Lieff, each of whom is an independent, non-employee director of Birks, the human relations committee, now known as the compensation committee, is now comprised of Elizabeth M. Eveillard (Chair), Alain Benedetti, and Massimo Ferragamo, each of whom is an independent, non-employee director of Birks, and the executive committee is now comprised of Thomas A. Andruskevich (Chair), Dr. Lorenzo Rossi di Montelera, Filippo Recami, Peter O’Brien, and Shirley A. Dawe.

The board of directors of Birks approved the creation of the following new board committees, including a corporate governance committee, a nominating committee, and a strategy committee. Shirley A. Dawe (Chair), Ann Spector Lieff, and Emily Berlin, each of whom is an independent, non-employee director of Birks, constitute the corporate governance committee. Emily Berlin (Chair), Ann Spector Lieff, and Massimo Ferragamo, each of whom is an independent, non-employee director of Birks, constitute the nominating committee. Filippo Recami, (Chair), Thomas A. Andruskevich, Dr. Lorenzo Rossi di Montelera, and Margherita Oberti constitute the strategy committee.